UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Net Element, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

64111R 102
(CUSIP Number)

Mike Zoi
4100 NE 2nd Ave, Suite 302
Miami, FL 33137
(305) 588-0122
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 9, 2015, December 1, 2015, December 2, 2015, and December 7, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)	Names of Reporting Persons Mike Zoi
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) PF, OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 144 (See Item 5)
	8)	Shared Voting Power 3,986,263 (See Item 5)
	9)	Sole Dispositive Power 144 (See Item 5)
	10)	Shared Dispositive Power 3,986,263 (See Item 5)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,986,263 (See Item 5)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 3.63%
14)	Type of Reporting Person (See Instructions) IN

1)	Names of Reporting Persons TGR Capital, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
	8)	Shared Voting Power 1,658,146 (See Item 5)
	9)	Sole Dispositive Power 0
	10)	Shared Dispositive Power 1,658,146 (See Item 5)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,658,146 (See Item 5)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 1.51%
14)	Type of Reporting Person (See Instructions) OO

1)	Names of Reporting Persons MZ Capital LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
	8)	Shared Voting Power 1,060,629 (See Item 5)
	9)	Sole Dispositive Power 0
	10)	Shared Dispositive Power 1,060,629 (See Item 5)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,060,629 (See Item 5)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 1.37%
14)	Type of Reporting Person (See Instructions) OO

1)	Names of Reporting Persons MTZ Fund, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7)	Sole Voting Power 0
	8)	Shared Voting Power 1,267,344 (See Item 5)
	9)	Sole Dispositive Power 0
	10)	Shared Dispositive Power 1,267,344 (See Item 5)

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,267,344 (See Item 5)
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 1.63%
14)	Type of Reporting Person (See Instructions) OO

PRELIMINARY STATEMENT:

This Amendment No. 4 amends the Schedule 13D filed by Mike Zoi, Enerfund, LLC, a Florida limited liability company (“Enerfund”), TGR Capital, LLC, a Florida limited liability company (“TGR”), and MZ Capital LLC, a Delaware limited liability company (“MZ Delaware”), with the Securities and Exchange Commission on October 12, 2012, as previously amended (as amended, the “Schedule 13D”), relating to the Common Stock, par value $0.0001 per share (“Common Stock”), of Net Element, Inc. (formerly known as Net Element International, Inc.), a Delaware corporation (the “Issuer”).

This Amendment No. 4 is being filed by the Reporting Persons (i) to report material sales of securities, (ii) to report that the Reporting Persons ceased to be the beneficial owner of 5% or more of the Issuer’s securities, and (ii) to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by the addition of the following:

On October 9, 2015, TGR Capital transferred a total of 1,000,000 shares of Common Stock in settlement of a dispute. TGR Capital also sold the following shares on the following dates on the open market: (i) 120,000 shares of Common Stock effected through multiple transactions at an average price of $0.4008 based on prices ranging from $0.3008 to $0.4201 on December 1, 2015; (ii) 480,000 shares of Common Stock effected through multiple transactions at an average price of $0.3746 based on prices ranging from $0.3600 to $0.4100 on December 2, 2015; and (iii) 300,000 shares of Common Stock effected through multiple transactions at an average price of $0.3144 based on prices ranging from $0.3019 to $0.3211 on December 7, 2015.

MZ Delaware sold 40,900 shares of Common Stock effected through multiple transactions at an average price of $0.3922 based on prices ranging from $0.3118 to $0.4110 on December 1, 2015.

MTZ also sold the following shares on the following dates on the open market: (i) 170,000 shares of Common Stock effected through multiple transactions at an average price of $0.3947 based on prices ranging from $0.3034 to $0.4200 on December 1, 2015 and (ii) 340,000 shares of Common Stock effected through multiple transactions at an average price of $0.3929 based on prices ranging from $0.3550 to $0.4244 on December 2, 2015.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)              As of December 7, 2015, Mike Zoi beneficially owned 3,986,263 shares of Common Stock of the Issuer, which represented 3.63% of the Issuer’s outstanding Common Stock based on 109,915,290 shares of Common Stock outstanding as of December 7, 2015. Such shares of Common Stock consist of: (i) 144 shares of Common Stock owned directly by Mr. Zoi; (ii) 1,658,146 shares of Common Stock indirectly owned by Mr. Zoi through TGR; (iii) 1,060,629 shares of Common Stock indirectly owned by Mr. Zoi through MZ Delaware; and (iv) 1,267,344 shares of Common Stock indirectly owned by Mr. Zoi through MTZ Fund. Mike Zoi has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 144 shares of Common Stock owned directly by him. Mike Zoi has shared power to vote or direct the vote of, and to dispose or direct the disposition of, 3,986,263 shares of Common Stock, as further described below. As the manager of each of TGR, MZ Delaware and MTZ Fund, Mike Zoi shares with each of those entities the power to vote or direct the vote of, and to dispose or direct the disposition of, the respective shares of Common Stock beneficially owned by each of those entities.

As of December 7, 2015, TGR beneficially owned 1,658,146 shares of Common Stock of the Issuer, which represented 1.51% of the Issuer’s outstanding Common Stock based on 109,915,290 shares of Common Stock outstanding as of December 7, 2015. TGR has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, zero shares of Common Stock. TGR has shared power to vote or direct the vote of, and to dispose or direct the disposition of, 1,658,146 shares of Common Stock, as further described below. TGR shares with its manager, Mike Zoi, the power to vote or direct the vote of, and to dispose or direct the disposition of, all of the shares of Common Stock beneficially owned by it.

As of December 7, 2015, MZ Delaware beneficially owned 1,060,629 shares of Common Stock of the Issuer, which represented 0.96% of the Issuer’s outstanding Common Stock based on 109,915,290 shares of Common Stock outstanding as of December 7, 2015. MZ Delaware has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, zero shares of Common Stock. MZ Delaware has shared power to vote or direct the vote of, and to dispose or direct the disposition of, 1,060,629 shares of Common Stock, as further described below. MZ Delaware shares with its manager, Mike Zoi, the power to vote or direct the vote of, and to dispose or direct the disposition of, all of the shares of Common Stock beneficially owned by it.

As of December 7, 2015, MTZ Fund beneficially owned 1,267,344 shares of Common Stock of the Issuer, which represented 3.90% of the Issuer’s outstanding Common Stock based on 109,915,290 shares of Common Stock outstanding as of December 7, 2015. MTZ Fund has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, zero shares of Common Stock. MTZ Fund has shared power to vote or direct the vote of, and to dispose or direct the disposition of, 1,060,629 shares of Common Stock, as further described below. MTZ Fund shares with its manager, Mike Zoi, the power to vote or direct the vote of, and to dispose or direct the disposition of, all of the shares of Common Stock beneficially owned by it.

(b)               The disclosures contained in Item 5(a) above are incorporated herein by this reference.

(c)               No transactions in the Issuer's Common Stock have been effected by the Reporting Persons during the past 60 days except as disclosed under Item 3 of this Schedule 13D, all of which disclosures are incorporated herein by this reference.

(d)               Not applicable.

(e)               The Reporting Persons ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock on December 7, 2015. This is the final amendment to this Schedule 13D and an exit filing for the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 7, 2015	/s/ Mike Zoi
Date	Mike Zoi

TGR CAPITAL, LLC
December 7, 2015	By:	/s/ Mike Zoi
Date	Name:	Mike Zoi
	Title:	Manager

MZ CAPITAL LLC (Delaware)
December 7, 2015	By:	/s/ Mike Zoi
Date	Name:	Mike Zoi
	Title:	Manager

MTZ FUND, LLC
December 7, 2015	By:	/s/ Mike Zoi
Date	Name:	Mike Zoi
	Title:	Manager